14040770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 04 2014

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68419

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluestone Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Tysons Boulevard, Suite 1530
(No. and Street)

McLean (City) Virginia (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Allen 703-462-5601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

8405 Greensboro Drive, Suite 700 (Address) McLean (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluestone Capital Partners, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

County of Fairfax
Commonwealth of Virginia
The foregoing instrument was subscribed and sworn before me this 27 day of February 2014, by John Allen

[signature]
Notary Public

[signature]
Signature

CEO
Title

CHRISTIE LAUREN WETZEL
NOTARY PUBLIC 7519825
COMMONWEALTH OF VIRGINIA
MY COMM. EXP. 9-30-16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bluestone Capital Partners, LLC

Financial Statements and Supplementary Information
Year Ended December 31, 2013

Bluestone Capital Partners, LLC

Contents

BDO

Tel: 703-893-0600
Fax: 703-893-2766
www.bdo.com

8405 Greensboro Drive, Suite 700
McLean, VA 22102

Independent Auditor's Report

To the Members
Bluestone Capital Partners, LLC
McLean, Virginia

We have audited the accompanying financial statements of Bluestone Capital Partners, LLC, (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluestone Capital Partners, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

BDO USA, LLP

McLean, Virginia
February 28, 2014

Financial Statements

Bluestone Capital Partners, LLC

Statement of Financial Condition

December 31, 2013	
Assets	
Cash and cash equivalents	$ 903,695
Accounts receivable	68,341
Prepaid expenses and other current assets	33,105
Property and equipment, net	455,859
Total assets	$ 1,461,000
Liabilities and Members' Capital	
Accrued payroll and related liabilities	$ 77,086
Deferred rent	214,133
Total liabilities	291,219
Commitments	
Members' capital	1,169,781
Total liabilities and members' capital	$ 1,461,000

See accompanying notes to the financial statements.

Bluestone Capital Partners, LLC

Statement of Operations

December 31, 2013	
Mergers and acquisition fees	$ 1,742,287
Expenses	
Compensation and benefits	1,672,785
Incentive compensation	357,500
Guaranteed distributions	203,606
Occupancy	192,239
Professional fees	144,428
Depreciation expense	103,271
Dues and subscriptions	62,554
Meals and entertainment	80,499
Other	310,240
Total expenses	3,127,122
Operating loss	(1,384,835)
Interest income	754
Net loss	$ (1,384,081)

See accompanying notes to the financial statements.

Bluestone Capital Partners, LLC

Statement of Changes in Members' Capital

Balance at December 31, 2012	$ 3,100,900
Distributions	(547,038)
Net loss	(1,384,081)
Balance at December 31, 2013	$ 1,169,781

See accompanying notes to the financial statements.

Bluestone Capital Partners, LLC

Statement of Cash Flows

December 31, 2013

Cash flows from operating activities:	
Net loss	$ (1,384,081)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	103,271
Bad debt expense	50,000
Decrease in deferred rent	(29,627)
Changes in operating assets and liabilities:	
Accounts receivable	(92,074)
Prepaid expenses and other current assets	(2,964)
Accounts payable and accrued expenses	(25,000)
Accrued payroll and related liabilities	(15,425)
Total adjustments	(11,819)
Net cash used in operating activities	(1,395,900)
Cash flows from financing activity:	
Distributions	(547,038)
Net cash used in financing activity	(547,038)
Net decrease in cash and cash equivalents	(1,942,938)
Cash and cash equivalents at the beginning of the year	2,846,633
Cash and cash equivalents at the end of the year	$ 903,695

See accompanying notes to the financial statements.

1. Organization and Significant Accounting Policies

Bluestone Capital Partners, LLC (the Company) is a broker-dealer specializing in investment banking services. The Company is registered with the Securities and Exchange Commission (SEC). The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective May 7, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulations

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that accounts receivable balances are fully collectable, and are therefore stated at net realizable value at December 31, 2013, management has not recorded an allowance for doubtful accounts.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful lives for equipment is three years. The estimated useful life for leasehold improvements is generally the same as the term of the lease.

Revenue Recognition

Advisory fees from investment banking, financial and advisory services include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement and, if so provided in the engagement terms, are offset against success fees. Success fees are recorded when the underlying transactions are consummated or when specified services have been rendered or

milestones reached. Reimbursement of amounts incurred on a client's behalf related to the above activities are not included in fee revenue but recorded as a reduction of client related expenses.

Revenue from three customers accounted for approximately 81% of total revenue for the year ended December 31, 2013.

Marketing

Marketing costs are charged to operations as incurred. For the year ended December 31, 2013, marketing expense totaled $6,499.

Income Taxes

The Company is a limited liability company for federal income tax purposes (which also applies to most states), and has elected to be treated as a partnership. As such, the Company is generally not subject to corporate income taxes and the income, deductions, credits and other tax attributes of the Company flow directly to the members of the Company.

In accordance with authoritative guidance on accounting for uncertainty in income taxes issued by the Financial Accounting Standards Board (the FASB), management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is generally no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years ended December 31, 2009 and prior.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company's assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. Amounts on deposit in excess of federally insured limits at December 31, 2013 approximate $553,000. Accounts receivable consist primarily of amounts due from various customers. Historically, the Company has not experienced significant losses related to accounts receivable and, therefore, believes that the credit risk related to accounts receivable is minimal.

Subsequent Events

The Company has evaluated its December 31, 2013 financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

2. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2013, the Company's "Net Capital" was $612,476 which was above the requirement by $593,052 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 47.55%.

3. Property And Equipment

Property and equipment consists of the following at December 31, 2013:

Leasehold improvements	$	415,781
Equipment		302,338
		718,119
Less: accumulated depreciation		(262,260)
	$	455,859

Depreciation expense totaled $103,271 for the year ended December 31, 2013.

4. Lease Commitments

The company leases office space under the terms of a non-cancelable operating lease, which expires in September 2018.

The approximate future minimum rentals under the operating lease for the years subsequent to December 31, 2013 are as follows:

Year Ending December 31,		
2014	$	227,000
2015		233,000
2016		239,000
2017		245,000
2018		166,000
	$	1,110,000

In accordance with authoritative guidance issued by the FASB, the Company is recognizing the total cost of its office lease ratably over the respective lease period. The difference between rent paid and rent expense is reflected as deferred rent and is being recorded on a straight-line basis over the term of the lease.

Rent expense for the office facility totaled $192,239 for the year ended December 31, 2013.

5. Related Party Transactions

The Company acts as the Fund Manager for Bluestone Investment Partners, LP (the Fund) through an agreement with Bluestone Investment Manager, LLC. As the Fund Manager, the Company is entitled to receive a management fee from the Fund, which is calculated semi-annually. The Fund Manager and the Fund have common owners. For the year ended December 31, 2013, the Company recorded $601,800 in management fee revenue related to the agreement with the Fund.

Two members of the Company personally guarantee the operating lease of the Company.

6. SEC Rule 15c3-3

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

Supplementary Information

Bluestone Capital Partners, LLC

Schedule I - Computation of Net Capital Under Uniform Net Capital Rule 15c3-1

December 31, 2013	
Members' capital	$ 1,169,781
Non allowable assets	
Accounts receivable	(68,341)
Prepaid expenses and other assets	(33,105)
Property and equipment, net	(455,859)
Total non allowable assets	(577,305)
Net capital	612,476
Minimum net capital requirement - greater of $5,000 or 6.67% of aggregated indebtedness of $291,219	19,424
Excess net capital	$ 593,052
Ratio of aggregate indebtedness to net capital	47.55%
Schedule of aggregate indebtedness	
Accrued payroll and related liabilities	$ 77,086
Deferred rent	214,133
Total aggregate indebtedness	$ 291,219

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital was not included as there are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

BDO

Tel: 703-893-0600
Fax: 703-893-2766
www.bdo.com

8405 Greensboro Drive, Suite 700
McLean, VA 22102

Independent Auditor's Report on Internal Control Required by Sec Rule 17a-5 for a Broker-Dealer Claiming an Exemption From Sec Rule 15c3-3

Members
Bluestone Capital Partners, LLC
McLean, Virginia

In planning and performing our audit of the financial statements of Bluestone Capital Partners, LLC ("BCP" or "the Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance,

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

McLean, Virginia
February 28, 2014

BDO

Tel: 703-893-0600
Fax: 703-893-2766
www.bdo.com

8405 Greensboro Drive, Suite 700
McLean, VA 22102

Independent Accountants' Report on Applying Agreed Upon Procedures Related to Bluestone Capital Partners, LLC SIPC Assessment Reconciliation

Members
Bluestone Capital Partners, LLC
McLean, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Bluestone Capital Partners, LLC (the "Company") the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on lines 2B and 2G of Form SIPC-7, with respective cash disbursement records entries, accounting records and bank statements of the Company, noting no differences;
2. Compared the total revenues amount reported on the audited Statement of Income in the Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Item 2a of Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Identified no adjustments reported in item 2B Additions or 2C Reductions of Form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 4356
B. Less payment made with SIPC-6 filed (exclude interest) 7/19/13 Date Paid		(2439)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1917	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bluestone Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

Mike Ivey
(Authorized Signature)

Dated the 30 day of January, 20 14.

SVP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,742,287

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________________ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,742,287

2e. General Assessment @ .0025 $ 4,356

(to page 1, line 2.A.)